Exhibit 11

EXHIBIT 11- Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Average shares outstanding	2,824,081	2,835,354	2,822,926	2,835,354

Net income	264,761	886,095	614,005	1,211,618

Divide by average shares outstanding - basic	2,824,081	2,835,354	2,822,926	2,835,354

Earnings per share - basic	$0.09	$0.31	$0.22	$0.43

Divide by average shares outstanding - diluted	2,833,197	2,841,041	2,830,112	2,841,041

Earnings per share - diluted	$0.09	$0.31	$0.22	$0.43